VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

September 23, 2014

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Series Fund, Inc. (formerly, ING Series Fund, Inc.)

SEC File Nos.  33-41694; 811-06352

Dear Ms. Nixon:

This letter responds to comments provided to Jay Stamper on or about August 28, 2014, by the Staff of the U.S. Securities and Exchange Commission (“Staff”) for Post-Effective Amendment No. 181 (“Amendment”) to the Registration Statement of Voya Series Fund, Inc. (“Registrant”), filed on or about July 21, 2014 on Form N-1A for the Registrant. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENTS

1.                                      Comment:                                     The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or the SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment to the Registrant’s registration statement.

Response:                                        The Registrant so confirms.

2.                                      Comment:                                     With respect to the subsection entitled “Systematic Withdrawal Plan” in the section entitled “How to Sell Shares,” the Staff requested that the Registrant consider adding disclosure as to the fact that this plan is not available to Class O shareholders.

Response:                                        The Registrant will revise the section header to include disclosure that this plan is only available to those share classes referenced.

VOYA CORPORATE LEADERS 100 FUND

3.                                      Comment:                                     With respect to the seventh paragraph of the Fund’s principal investment strategies which is included below:

“If the value of the securities of a particular company appreciates more than 50% during a given quarter, it would be reduced to 1%. If the value of the securities of a particular company falls more than 30% during a calendar quarter, these securities will be sold.”

The Staff requested that the Registrant consider clarifying the language that “it” is the fund’s investment portfolio.  The Registrant has revised the language that “it” is the securities of a particular company contained in the Fund’s investment portfolio, please see below:

“If the value of the securities of a particular company appreciates more than 50% during a given quarter, these securities would be sold to reduce the value of the securities to 1% of the Fund’s investment portfolio. If the value of the securities of a particular company falls more than 30% during a calendar quarter, these securities will be sold.”

4.                                      Comment:                                     With respect to the Class R6 shares of the Fund, the Staff noted that the “Market” risk in this prospectus does not match the risk included in the multi-class book.  The risk included in the multi-class prospectus includes disclosure with respect to the growth- or value-oriented securities in which the Fund may invest.

Response:                                        The Registrant has replaced the “Market” risk included in the Class R6 prospectus to match the risk included in the multi-class prospectus.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc: Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

September 23, 2014

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Series Fund, Inc. (formerly, ING Series Fund, Inc.)

SEC File Nos.  33-41694; 811-06352

Dear Ms. Nixon:

Voya Series Fund, Inc. (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management

Attachments

cc: Jeffrey S. Puretz, Esq.
Dechert LLP